October 19, 2006

Via facsimile to ((215) 413-8808) and U.S. Mail

Bart J. Colli, Esq.
Aramark Corporation
1101 Market Street
Philadelphia, PA  19107

Re:	Aramark Corporation
      Revised Preliminary Schedule 14A
      Filed October 11, 2006
      File No. 001-16807

      Amended Schedule 13E-3
      Filed October 11, 2006
      File No. 005-62375

Dear Mr. Colli:

      We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
Amended Schedule 13E-3
1. We note your response to prior comment 1. RMK Acquisition was formed by the funds to effect the transaction. As indicated in the
Current Issues Outline, we will look through acquisition vehicles. Note also that affiliates of the seller may become affiliates of the purchaser through means other than equity ownership and thus are effectively on both sides of the transaction. We note that negotiations of the transaction were conducted by Mr. Neubauer together with Goldman Sachs and JP Morgan Securities (and their affiliates), that Mr. Neubauer will serve as the chairman and chief executive officer of the surviving company and that Mr. Neubauer (and possibly Mr. Sutherland and other members of management) will hold significant equity holdings in the surviving entity`s holding company renders each fund a control person of RMK Acquisition within the meaning of Exchange Act Rule 12b-2. Finally, we note that "control" for the purposes of determining affiliation requires only the ability to influence, such as by virtue of board membership, equity ownership, etc. In this regard, we are focused on Mr. Neubauer`s position with the surviving entity and its parent after this transaction, not his ability to control RMK Acquisition before.
As
control persons, we believe each fund should be identified as filing person on the Schedule 13E-3.

Revised Preliminary Schedule 14A
General
2. We note your response to comment 6. Given that your document includes a large number of blanks and omissions, we may have further comments when we have read your revised disclosure. Please provide all of the information required by Schedule 13E-3 and Schedule 14A in your amended filing.
3. We reissue comment 7 with respect to the form of proxy.

Summary Term Sheet
4. Refer to our prior comment 10. The revision you made to page 2 does not address the substance of our comment. Item 1014(a) of Regulation M-A requires a fairness determination as to unaffiliated
security holders.    Please clarify that the phrase "unaffiliated
stockholders" as used in the proxy statement excludes all affiliates of the issuer, including officers and directors of the issuer. Please revise here and throughout the filing, including the cover letter.
5. We note your response to comment 22. Please highlight (in the section captioned "Interests of the Company`s Directors..." on page
4) the apparent fact that deferred stock units held by your directors will be paid at the closing of the merger while similar securities held by your employees will continue being governed by the existing plan documents.
6. Please explain the acronym "ARC" used in the section captioned "Regulatory Approvals" on page 4.

Special Factors, page 9

Reasons for the Merger, page 18
7. We reissue comment 16. Refer to our prior comments on the issue of who should be deemed an unaffiliated security holder. Given that the Credit Suisse opinion addressed fairness with respect to a group of security holders that included affiliated security holders, please clarify how filing persons relying on that opinion were able to reach the required fairness determination.

Opinion of Credit Suisse Securities (USA) LLC, page 21
8. We reissue comment 19 in part. Please revise each of the analyses referenced in our prior comment to show how the revised information resulted in the values disclosed.
9. Please disclose the substance of your response to comment 20.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9207. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
Bart J. Colli, Esq.
Aramark Corporation
October 19, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE